Please direct all enquiries to: Media Release media.enquiries@riotinto.com PKKP and Rio Tinto sign Co-Management Agreement 02 June 2025 The Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation and Rio Tinto have signed a Co- Management Agreement to support a lasting and trusted partnership. The agreement is the overarching framework for Rio Tinto’s iron ore operations on PKKP Country and formalises how they engage on proposals affecting heritage and social surroundings throughout the mine lifecycle. It will ensure knowledge-sharing and joint design is at the centre of Rio Tinto’s operations on PKKP Country, so significant heritage is preserved and co-managed. Pinikura Traditional Owner and Chairperson of PKKP Aboriginal Corporation, Terry Drage said: "The effect of this agreement is that PKKP Traditional Owners will receive certainty that our important places on Country will be protected from mining, while at the same time Rio Tinto will receive certainty around where they can develop much earlier in the mine cycle. "Ultimately, this is good for us as Traditional Owners, and it is good for business.” Rio Tinto Iron Ore Chief Executive Simon Trott said: "The destruction of the Juukan Gorge rock shelters on the 24th of May 2020 brought immeasurable pain to the PKKP and profoundly changed our company. “Our actions were wrong. We failed to uphold our company values, and our systems and processes were inadequate. Simply put, it should never have happened, and for that we will forever be sorry. “Through the open and gracious sharing of knowledge and experiences, the PKKP have helped to shape a renewed approach to managing cultural heritage protection and mining activities." The agreement is designed to provide certainty to the PKKP for the protection and management of their heritage. It also gives Rio Tinto certainty for its operations and development. The broader terms of the agreement were finalised and signed last month, ahead of the five-year anniversary of the tragic destruction of rock shelters at Juukan Gorge. The Co-Management Agreement reinforces Rio Tinto’s commitment to PKKP to continue to work together on the rehabilitation of the Juukan Gorge area, focusing a shared effort to rehabilitate and preserve its cultural heritage. Note to editors: The Puutu Kunti Kurrama and Pinikura (PKKP) Aboriginal Corporation's media release on the Co- Management Agreement is available here. Broadcast-quality vision and interviews with PKKP leaders Burchell Hayes, Terry Drage, Dr Jordan Ralph and Rio Tinto Iron Ore Chief Executive Simon Trott, as well as photographs, are available for download here. EXHIBIT 99.2

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